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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OMNITURE, INC.
(Name of Subject Company (Issuer))

SNOWBIRD ACQUISITION CORPORATION

ADOBE SYSTEMS INCORPORATED
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (Titles of classes of securities)	68212S109 (CUSIP number of class of securities)

Karen Cottle
Senior Vice President, General Counsel & Corporate Secretary
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Tel: 408-563-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Peter F. Kerman
Glenn G. Nash
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Tel: 650-328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,790,228,933.00	$99,894.77

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 83,266,462 shares of common stock, par value $0.001 per share, of Omniture at a purchase price of $21.50 per share. Such number of shares consists of (i) 77,306,452 shares of common stock issued and outstanding as of September 21, 2009, and (ii) 5,960,010 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, restricted stock units and other rights to acquire Omniture shares.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 0.00005580 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,894.77	Filing Party: Adobe Systems Incorporated and Snowbird Acquisition Corporation
Form or Registration No. Schedule TO	Date Filed: September 24, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO" and together with the Amendment, the "Statement"), originally filed with the Securities and Exchange Commission on September 24, 2009, by Snowbird Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation ("Adobe"), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Omniture, Inc., a Delaware corporation ("Omniture"), at a purchase price of $21.50 per Share, net to the seller in cash, without interest but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 (the "Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal"), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.

        The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Item 11.    Additional Information

        Item 11 of the Statement is hereby amended and supplemented as follows:

        The existing paragraph under Section 17—"Legal Proceedings" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        On September 17, 2009, a purported stockholder of Omniture filed a class action lawsuit in the 4th District Court of Utah County, in the State of Utah, captioned Shailen Lodhia and Bhargavi Modi Lodhia v. Omniture,  Inc. et al., Case No. 090403499 (the "Lodhia Lawsuit"), against Omniture and each of the members of the Omniture board of directors (collectively the "Lodhia Defendants"). The complaint purports to be brought individually and on behalf of the stockholders of Omniture. The complaint alleges that the Lodhia Defendants breached their fiduciary duties and/or aided and abetted breaches of fiduciary duties to Omniture's stockholders in connection with the Offer. Based on these allegations, the complaint seeks, among other relief, injunctive relief preliminarily and permanently enjoining Omniture and its directors from consummating the Offer and the Merger. It also purports to seek recovery of the costs of the action, including reasonable attorney's fees. On September 23, 2009, another purported stockholder of Omniture filed a substantially similar lawsuit to the Lodhia Lawsuit in the 4th District Court of Utah County, in the State of Utah, captioned Richard Miner v. Omniture, Inc. et. al. (the "Miner Lawsuit"), Case No. 090403559. The Miner Lawsuit names the same defendants as the Lodhia Lawsuit, and also names Adobe, alleging that Adobe aided and abetted the other defendants' breaches of fiduciary duty. In addition to injunctive relief, the Miner Lawsuit also seeks monetary damages. On September 23, 2009 a third substantially similar class action lawsuit was filed in the 4th District Court of Utah County, in the State of Utah, captioned Christopher Barrell v. Joshua James et. al., Case No. 090403560 (the "Barrell Lawsuit"). It names the same defendants and contains the same claims as the Miner Lawsuit but adds the Purchaser (the "Barrell Defendants"). Subsequently, on September 24, 2009, the plaintiff in the Barrell Lawsuit filed an amended complaint. The amended complaint adds allegations that the Schedule 14D-9 Solicitation/Recommendation Statement Omniture filed on September 24, 2009 contained inadequate disclosures and was materially misleading. On September 25, 2009, Omniture moved for an order consolidating for discovery and trial all three lawsuits. The defendants have not yet responded to the complaints, but intend to defend the lawsuits vigorously.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOWBIRD ACQUISITION CORPORATION
By:	/s/ MARK GARRETT
	Name:	Mark Garrett
	Title:	President and Treasurer
ADOBE SYSTEMS INCORPORATED
By:	/s/ SHANTANU NARAYEN
	Name:	Shantanu Narayen
	Title:	President and Chief Executive Officer

Date: September 29, 2009

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  Item 11. Additional Information
SIGNATURES